

October 12, 2012

<u>Via E-mail</u>
Mr. Shalom Hirschman
Chief Executive and Financial Officer
Quantrx Biomedical Corporation
P.O. Box 4690
Tualatin, OR 97062

    Re: **Quantrx Biomedical Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed April 17, 2012
              Response Letter Dated October 2, 2012
              File No. 0-17119

Dear Mr. Hirschman:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 9A(T) - Controls and Procedures, page 20</u>

1.   We note your response to prior comment 1. Please tell us when you expect to file the amended Form 10-K to include management's report on internal control over financial reporting.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your response to prior comment 2. If you are unable to obtain a re-audit of the December 31, 2010 financial statements, you should submit a waiver request to the Division of Corporation Finance's Office of Chief Accountant.

        You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief